PMU News Release #07-09
TSX, AMEX Symbol PMU
November 7, 2007

DENTON-RAWHIDE LAND SALE CLOSING DATE EXTENDED

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) and Kennecott Rawhide Mining Company, joint venture partners at the Denton-Rawhide residual leach gold operation near Fallon, NV (“the Rawhide Joint Venture”), have signed an amendment to the October 2004 Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV extending the closing date of the sale to on or before October 31, 2008. All other material details of the agreement, as outlined in the Company’s news releases dated October 28, 2004 (#04-16) and November 3, 2006 (#06-20) remain the same.

Closing of the Agreement is subject to three key provisions including the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the Denton-Rawhide open pits, the subject of the Agreement. The purchase of these land parcels from the Bureau of Land Management (“BLM”) has proven to be a lengthier process than originally estimated. Nonetheless much headway has been made and the Rawhide Joint Venture’s purchase of the BLM land slivers, currently in the final stages, is expected to be completed in the coming months. The remaining two provisions of the Agreement are the obligation of NRRG and have been completed in draft form awaiting the closing of the Agreement.

NRRG intends to operate an approved landfill business utilizing the Denton-Rawhide open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the multi-decade life of the proposed operation. The Agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula that is currently estimated at approximately US $29 million to the Company.

“The Denton Rawhide Agreement is an innovative solution that, upon closing, will not only significantly extend the value of our Denton-Rawhide asset but furthermore demonstrates our commitment to sustainability,” states Tom Shrake, President and CEO. “Pacific Rim intends to leverage the cash flow generated by the sale of the Denton-Rawhide open pits, either by securitizing the cash flow stream or utilizing the cash generated if NRRG exercises their buyout provision, toward the development and construction of its proposed El Dorado gold operation in El Salvador.”

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. For more information call 1-888-775-7097, email general@pacrim-mining.com or visit www.pacrim-mining.com.

On behalf of the board of directors,
“Thomas C. Shrake”
Thomas C. Shrake, President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the successful completion of all conditions for closing of the Rawhide tipping agreement; the eventual closing of this agreement; the ability of the landfill operation to generate the cash flows from tipping fees currently anticipated; the net present value of the landfill operation if or when a buyout of the agreement is sought; the Company’s ability to monetize or securitize the cash flow stream anticipated to be generated by the sale; the ability to utilize potential future cash flows to the benefit of the El Dorado project; the eventual use of funds; and other factors detailed in the Company’s Canadian and U.S. regulatory filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097                Tel: (604) 689-1976 E-mail: general@pacrim-mining.com                 Website: www.pacrim-mining.com